Contact

www.linkedin.com/in/jannice-newson-a3b8a9103 (LinkedIn)

Top Skills

Public Speaking

Research

Teaching

Languages

Spanish (Limited Working)

English

Honors-Awards

Dean's List

Byron A. Barnes Undergraduate Student Development Award

Advanced Placement Scholar with Honor

Sesi Magazine: Work It, Girl

Miss African Diaspora 2017

Jannice Newson

Lillian Augusta Beauty
Chicago, Illinois, United States

Summary

http://hairwithoutharm.com

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Experience

Lillian Augusta Beauty
Founder and CEO
September 2019 - Present (5 years 8 months)
Chicago, Illinois, United States

Elevated Chicago ETOD
Program Coordinator
March 2022 - August 2024 (2 years 6 months)
Chicago, Illinois, United States

Watson Institute
BMO Fellow
March 2024 - July 2024 (5 months)

Tutoring Chicago
Program Coordinator
September 2021 - May 2022 (9 months)
Chicago, Illinois, United States

• Organize Zoom tutoring sessions for 300+ students grades 1st-6th.

• Troubleshoot Zoom issues, pair students with tutors, manage a roster, and serve as a point of contact for tutors, students, and parents during tutoring sessions.

The University of Chicago Booth School of Business
Office Manager
October 2021 - February 2022 (5 months)
Chicago, Illinois, United States

• Serve as the point of contact for the Gleacher Faculty Suite's front desk.

• Oversee room reservations, class preparation, faculty offices, purchase orders, faculty directories, student mail folders, and newsletters.

Chicago's First Lady Cruises
Bartender and Crew
March 2021 - September 2021 (7 months)
Chicago, Illinois, United States

• Served a suite of cocktails during city tours, weddings, parties, product promotional events, and corporate events.
• Ensured a safe environment on the vessel with regular trainings on man overboard procedure, fire extinguisher and fire hose usage, and engine room procedure for hull breach.

Carbon180
Entrepreneur In Residence
February 2020 - March 2021 (1 year 2 months)
Ann Arbor, MI

• Study, design, and test new carbon removal business models
• Launch a carbon removal startup

U.S. Department of Energy (DOE)
LabStart Fellow
June 2020 - November 2020 (6 months)

• Assessed viability and commercialization potential of NREL technologies in hair care.
• Present a business venture idea and relevant NREL technologies that can be utilized.

optiMize
optiMize Fellow
May 2020 - July 2020 (3 months)
Ann Arbor, Michigan, United States

• Participate in weekly programming targeted toward startup development
• Contribute to a community of entrepreneurs through workshops and events

University of Michigan
4 years

Library Clerk
August 2018 - May 2020 (1 year 10 months)
Ann Arbor, MI

• Assist patrons in accessing library resources such as books, articles, and course materials.
• Serve as a source of information on library and general campus facilities.

Graduate Student Research Assistant
January 2019 - May 2019 (5 months)
Ann Arbor, MI

• Identify morpho-species of arthropods collected from coffee farms in Chiapas, México.
• Homogenized coffee leaf samples for caffeine content analysis.

Doris Duke Conservation Scholar
June 2018 - August 2018 (3 months)
Ann Arbor, Michigan

• Investigated diversity and salary rates of environmental organizations in the US
• Supported peer mentors, chaperone trips, and provide insight on alumni connections
• Assisted in coordinating and planning program activities and workshops

Doris Duke Conservation Scholar
June 2016 - May 2018 (2 years)
Ann Arbor, MI

• Assessed water quality of a recirculating aquaculture system (RAS) containing Litopenaeus vannamei (whiteleg shrimp) and contributed to habitat modeling for Acipenser fulvescens (Lake sturgeon) in the Detroit River and St. Clair River.

• Equated terminology between U.S. and Canadian legislative documents pertaining to source water and created a project overview infographic for the Blue Accounting Source Water Initiative while interning at the Great Lakes Commission
.
• Participated in Diversity, Equity, and Inclusion (DEI) seminars, Professional Development seminars, and a Flint Water Crisis service trip.

• Served as a peer mentor to 1st year intern cohort throughout the summer and academic calendar year.

University of Missouri-Columbia
3 years 10 months

Ronald E. McNair Scholar
August 2017 - May 2018 (10 months)
Columbia, Missouri Area

• Estimated ebullition rates from aquatic sediments in Missouri reservoirs.

• Independently collected gas, water, and sediment samples from lakes and ponds in Missouri.
• Collaborated internationally through the Linked UnderGraduates research in Nutrients (LUGNuts) project.
• Participated in graduate school preparation workshops and publish an undergraduate research paper.

College of Agriculture, Food, and Natural Resources Recruitment Intern
August 2016 - May 2018 (1 year 10 months)
Columbia, MO

• Attended college fairs, Mizzou events, and other high school events promoting Mizzou and CAFNR.
• Created new outreach groups, fliers, training manuals, and student information directories.
• Worked closely with CAFNR staff on updating CAFNR materials, exhibiting quality aspects of CAFNR majors, and engaging students in our recruitment events.

MU Athletics Total Person Program Tutor
August 2016 - May 2017 (10 months)
Columbia, MO

• Assisted student-athletes in achieving competence in a subject area.
• Facilitated student-athletes' process of developing writing and study skills.
• College Reading and Learning Association (CRLA) Level 1 Certification.

MU Campus Dining Services Food Service Employee
August 2014 - August 2016 (2 years 1 month)

• Serve food and take payments at register
• Clean restaurant facilities

Chicago Botanic Garden
REU Intern
June 2015 - August 2015 (3 months)
Glencoe, IL

• Conducted shoreline restoration evaluation of 242 taxa of native plants along 4.5 miles of shoreline in the Chicago Botanic Garden's north and south lakes.
• Evaluated Iris Virginica var. Shrevei (Blue flag iris) and its success based on its elevation from normal water levels.
• Gained knowledge on Illinois native plant identification.

Chicago Botanic Garden

1 year 3 months

Science First Assistant
June 2014 - August 2014 (3 months)
Glencoe, IL

• Assisted Science First students in developing a basic scientific question and experiment.
• Contributed to disseminating science education to students ranging from 5th grade to sophomores in high school.
• Award Chicago City of Learning badges to students and worked closely with science instructors.

College First Intern
June 2013 - June 2014 (1 year 1 month)
Glencoe, IL

• Took an environmental studies course and presented a collaborative project on the benefits and consequences of hydraulic fracturing in a symposium.
• Identified habitat for Plants of Concern (POC), specifically Cirsium hillii (Hill's thistle) and Asclepias Lanuginosa (Woolly milkweed).
• Participated in college preparation workshops and science based volunteer activities throughout the academic year.

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Education

University of Michigan
Master of Science - MS, Natural Resources/Conservation, General · (2018 - 2020)

University of Missouri-Columbia
Bachelor's Degree, Soil, Atmospheric, and Environmental Science · (2014 - 2018)

Lane Technical College Prep High School
High School, STEM · (2010 - 2014)